Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Prospectus Supplements dated as of various dates, and Prospectus dated April 29, 2016)

UBS AG UBS SWITZERLAND AG UBS AG Exchange Traded Access Securities (ETRACS) Linked to the Alerian MLP Infrastructure Index due April 2, 2040 and UBS AG ETRACS Alerian MLP Index ETN due July 18, 2042

This prospectus addendum relates to the UBS AG Exchange Traded Access Securities (ETRACS) Linked to the Alerian MLP Infrastructure Index due April 2, 2040 and the UBS AG ETRACS Alerian MLP Index ETN due July 18, 2042 (collectively, the “MLP ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series A”. This prospectus addendum and the applicable prospectus supplement, dated as of various dates, will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued MLP ETRACS. The MLP ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of MLP ETRACS, UBS AG prepared a prospectus supplement (as amended or supplemented from time to time), each referred to as the “original prospectus supplement”, relating to your series of MLP ETRACS. The applicable original prospectus supplement relating to each series of MLP ETRACS was attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated March 17, 2016. Certain terms we use in this prospectus addendum are defined in the original prospectus supplement.

UBS AG has now prepared a new “base” prospectus dated April 29, 2016. This new base prospectus replaces the base prospectus dated March 17, 2016. Because the terms of your MLP ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your MLP ETRACS, which gives the specific terms of your MLP ETRACS, together with the new base prospectus dated April 29, 2016. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated November 14, 2014, June 12, 2015 or March 17, 2016, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated April 29, 2016, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated November 14, 2014, June 12, 2015 or March 17, 2016, you should use the following website link to access the new base prospectus dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569378/d161008d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014, June 12, 2015 or March 17, 2016 that is provided in the original prospectus supplement for your MLP ETRACS. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

In addition, UBS AG has determined to offer all holders of such series of MLP ETRACS the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Ratio (which is used to determine the Redemption Amount) be calculated using the Index Closing Level on the Redemption Measurement Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Ratio will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Measurement Date
Initial VWAP Level

The “Index Closing Level” is the closing level of the applicable Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the applicable Index as reported on the NYSE (or any successor) differs from the closing level of the applicable Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the applicable Index as calculated by the Index Calculation Agent.

Holders will not know the Redemption Amount at the time that they elect to redeem their MLP ETRACS. Similarly, holders will not know at the time of their election whether the Redemption Amount would be greater if the Index Performance Ratio were calculated using the Final VWAP Level or using the Index Closing Level. Any election to redeem the securities of any series of MLP ETRACS, and any election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, is irrevocable. Holders will not be able to rescind their election to redeem their MLP ETRACS, or their election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, after a redemption notice is received by UBS or after the holder indicates to UBS which alternative it elects to calculate the Index Performance Ratio, respectively.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplements and the new base prospectus, in connection with offers and sales of the MLP ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement for your MLP ETRACS and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated April 29, 2016